Filed Pursuant to Rule 433

Registration Statement No. 333-199784

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)

(Swedish Export Credit Corporation or SEK)

Pricing Term Sheet

Issuer:	Swedish Export Credit Corporation (SEK)
Principal Amount:	US$600,000,000
Maturity:	September 28, 2017
Issue Price:	100.000% of principal amount
Benchmark:	3-Month USD Libor
Coupon:	3-Month USD Libor + 9 basis points
Coupon Payment Dates:	Quarterly every March 28, June 28, September 28 and December 28; starting on December 28, 2015
Re-Offer Price:	100.000%
Re-Offer Yield:	3-Month USD Libor + 9 basis points
Net Proceeds to Issuer:	US$599,880,000
Optional Redemption:	Only after the occurrence of certain tax events, at 100.000% of the principal amount thereof plus accrued and unpaid interest to the redemption date
Redemption Price:	100.000% of notional amount
3-Month USD Libor Definition:	3-month US$ Libor will fix 2 London Business Days prior to the first day of each Interest Period. Reference to REUTERS page LIBOR01
Business Days:	New York and London
Day Count Fraction:	Actual/360
Legal Format:	SEC Registered US Medium Term Note Program
Governing Law:	New York
Pricing Date:	September 21, 2015
Settlement Date:	September 28, 2015 (T+5)
CUSIP:	00254EMF6
ISIN:	US00254EMF69
Joint Lead Managers:	Barclays Bank PLC, Citigroup Global Markets Inc. and TD Securities (USA) LLC
Denominations:	US$200,000 with integral multiples of US$1,000 in excess thereof
Settlement:	DTC, Euroclear and Clearstream
Calculation Agent:	Citigroup Global Markets Inc.
Listing:	Application will be made to the Irish Stock Exchange for the notes to be admitted to the Official List and trading on its regulated market. No assurance is offered as to whether listing and admission to trading will occur by the settlement date. They may not occur until a date that is later than the settlement date.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC toll-free at +1-888-603-5847, Citigroup Global Markets Inc. at +1-800-831-9146 or TD Securities (USA) LLC at + 1-855-495-9846.

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